UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

LBI ehf.

(Name of Applicant)

Álfheimar 74, 2nd Floor,
104 Reykjavík, Iceland
+354 420-3900

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
Convertible Bonds due 2035	Up to €2.10 billion aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	With a copy to:

Corporation Service Company 1180 Avenue of the Americas Suite 2101 New York, NY 10036-8401 (212) 299-9100	James R. Tanenbaum, Esq. Morrison & Foerster LLP 250 West 55th Street New York, New York 10019-9601 (212) 468-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended and in effect from time to time, may determine upon written request.

GENERAL

1.        General Information.

LBI ehf. (“LBI” or the “Issuer”), formerly LBI hf., is an Icelandic corporation. LBI is incorporated under Icelandic Company Law with registered number 540291-2259 with its registered office at Álfheimar 74, 2nd Floor, 104 Reykjavík, Iceland.

2.     Securities Act Exemption Applicable

In late September 2008, each of Iceland’s three major banks (including LBI) were on the brink of economic collapse as a result of a number of well publicized pressures due to the global financial crisis, including difficulties in refinancing their short-term debt and a run on bank deposits.  This growing pressure in turn threatened Iceland’s overall economic health.  The Icelandic government took emergency measures to assume governmental control over these banks (through the Financial Supervisory Authority (Fjármálaeftirlitið) of Iceland (the “FME”)) in an attempt to stabilize the national economy.

Following the failure of the Icelandic banks in October 2008 and with LBI facing imminent insolvency, the Icelandic Parliament adopted Act No. 125/2008 imposing various emergency measures in Iceland including authorizing the FME to assume certain of the powers of the shareholders and board of directors of the Icelandic banks, including LBI, and to appoint Resolution Committees.  A Resolution Committee was appointed for LBI on October 7, 2008 (the “Resolution Committee”) with the aim of preserving the value of LBI’s assets.  The Resolution Committee took over all authority of LBI’s board of directors in accordance with Icelandic law.  Subsequently, a further act adopted by the Icelandic Parliament, Act No. 129/2008 came into effect on November 15, 2008 and established certain special measures, including a moratorium, for troubled financial undertakings.  LBI was granted such a moratorium on December 5, 2008 by the District Court of Reykjavík (the “District Court”).

In 2009, various amendments were made to the Act on Financial Undertakings, No. 161/2002 (the “Act on Financial Undertakings”), including amending the substance and nature of the moratorium referred to above so that the principal objective of the moratorium was to ensure the normal progress of the Icelandic banks’ winding-up within the moratorium grace period and to ensure equal treatment of creditors during this procedure within the framework provided for by law.  Provision was made for the appointment of winding-up boards for financial undertakings and for the division of responsibilities between the resolution committees and the winding-up boards of those entities which had already been granted a moratorium.  On the basis of these amendments, the District Court commenced winding-up proceedings for LBI (the “Winding-up Proceedings”) and appointed a winding-up board for LBI (the “Winding-up Board”) on April 29, 2009 to handle those tasks not specifically entrusted to the Resolution Committee.  Initially, the Winding-up Board’s most significant role was the task of processing all claims made against LBI and the making of distributions to creditors in relation to such claims.  The Winding-up Board was also tasked with concluding the Winding-up Proceedings at a future date to be determined.  The Winding-up Board compiled a list of creditor claims lodged and made independent decisions on recognizing these claims, including the priority claimed for them.  A total of 11,950 claims were received prior to the expiry of the time limit for lodging claims on October 30, 2009.

Following further legislative amendments, on November 22, 2010, the District Court issued a ruling thereby approving the joint request of the Winding-up Board and the Resolution Committee for winding-up pursuant to general rules of the Act on Financial Undertakings and the moratorium referred to above was cancelled.  Pursuant to this ruling, the Winding-up Proceedings commenced on November 22, 2010, and the Resolution Committee was disbanded at the end of 2011 in accordance with the Act on Financial Undertakings and all of its powers and obligations were transferred to the Winding-up Board. LBI remains in winding-up proceedings and is insolvent. More detail on the background to the Winding-up Proceedings can be found at https://www.lbi.is/home/status-of-operations.

Certain claims and costs against LBI have priority under Articles 109 to 112 of the Act on Bankruptcy etc. No. 21/1991 (the “Bankruptcy Act”).  This includes depositors of LBI which, pursuant to Article 112 of the Bankruptcy Act, have priority over other unsecured creditors (as defined under Article 113 of the Bankruptcy Act).

On June 8, 2015, the Icelandic Ministry of Finance announced (i) the intention to introduce a bill on a stability levy to the Icelandic Parliament and (ii) that following proposals from certain creditors holding significant claims on the estate of LBI, it was envisaged that the estates of the insolvent banks, including LBI, could make a voluntary stability contribution (the “Stability Contribution”) to the Central Bank of Iceland (the “CBI”), which if approved by the District Court would obviate the payment of the stability levy.  These proposals are designed to neutralize the balance of payments risks posed by LBI’s domestic assets.  The creditors’ proposals anticipate that the winding-up of LBI’s estate will be concluded by a composition of its creditors.  The proposed legislation was enacted pursuant to the Act on Stability Levy on July 17, 2015.  Under this legislation, for LBI to avoid being subject to the stability levy, a composition plan would need to be approved by the Composition Creditors (as defined herein) and subsequently by the District Court by the end of 2015.  Further details on the recent Icelandic legislation can be found at http://eng.fjarmalaraduneyti.is/news/nr/19712, http://eng.fjarmalaraduneyti.is/news/nr/19594 and http://eng.fjarmalaraduneyti.is/news/nr/19599.

The Winding-up Board has sought a conclusion of the Winding-up Proceedings through a composition (the “Composition”), based on the creditors’ proposal and in line with the relevant provisions of Icelandic law.  Unsecured non-priority creditors under Article 113 of the Bankruptcy Act holding a claim in an amount greater than the De Minimis Payment (as defined herein) are referred to herein as the “Composition Creditors” and the claims of such Composition Creditors are referred to as the “Composition Claims.”  In connection with the Composition, LBI has offered to exchange the remaining Composition Claims of the Composition Creditors for a combination of a de minimis amount of cash (the “De Minimis Payment”) and convertible debt securities (“Bonds”) and equity securities (“Shares”) to be issued by LBI.

The composition plan relating to the Composition was approved by the Composition Creditors on November 23, 2015. The Composition was approved by the District Court on December 18, 2015 and enforced by the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in the United States on March 16, 2016. Consequently, the Composition is now binding on all of the Composition Creditors.  LBI will, therefore, be able to restructure its liabilities so that it is released from all Composition Claims by settling those claims according to the terms of the Composition.  Under the Composition, LBI will make the Stability Contribution to the CBI.  The existing share capital of LBI will be cancelled without compensation to previous shareholders.  All of the Composition Claims will be cancelled and the Composition Creditors will receive the De Minimis Payment.  Composition Creditors with claims in excess of a certain amount which is higher than the value of the De Minimis Payment calculated against the estimated recovery percentage will receive Shares equivalent to a certain percentage of the amount of their Composition Claims (currently expected to be approximately 0.1%) and Bonds with a principal amount equivalent to a certain percentage of the Composition Claims (currently expected to be approximately 16% to 17%).  The Composition does not affect the secured and priority claims of LBI under Articles 109 to 112 of the Bankruptcy Act which will be paid in full prior to the Composition being fulfilled (or to the extent that such claims remain disputed, appropriate reserves will be established).

The Bonds will be issued pursuant to a trust deed (indenture) to be qualified under the Trust Indenture Act of 1939 (as amended, the “TIA”) by this Application.  For more detailed information regarding the trust deed (indenture), see Item 8 of this Application.

The Composition is being effected by LBI in reliance on an exemption from the registration requirements under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”) provides an exemption from the registration provisions of the Securities Act for, in relevant part:

“…any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

Section 3(a)(10) contains three primary elements: (1) an exchange of outstanding securities, claims or property interests; (2) a fairness hearing; and (3) court approval of the issuance and exchange.  Each of these elements will be satisfied in connection with the issuance of the Bonds and Shares.

1.           Exchange of Securities: In accordance with the Composition, the combination of the De Minimis Payment, the Bonds and the Shares will be issued in exchange for the existing Composition Claims.

2.           Fairness Hearing: On December 15, 2015, a fairness hearing was held before the District Court (the “Confirmation Hearing”), in which the District Court considered, among other things, whether the Composition fulfilled the statutory requirements under Icelandic law, including the report of the Winding-up Board addressing the fairness and reasonableness of the Composition for the Composition Creditors receiving the combination of the De Minimis Payment, the Bonds and the Shares in exchange for the Composition Claims. Any Composition Creditor or other party who wished to participate in the Confirmation Hearing, or to be represented, or to present evidence or argument, was permitted to do so by appearing in court at the date and time of the Confirmation Hearing. No objections were raised at the Composition Hearing by any Composition Creditor with regard to the confirmation of the Composition. The Confirmation Hearing satisfied the requirements for a fairness hearing under Section 3(a)(10).

An additional hearing was held before the U.S. Bankruptcy Court on March 16, 2016 (the “Enforcement Hearing”), in which LBI sought an order to recognize and enforce the order of the District Court (confirming the Composition) in the United States and declare that the requirements under Section 3(a)(10) had been met. Any Composition Creditor or other party who wished to participate in the Enforcement Hearing, or to be represented, or to present evidence or argument, was permitted to do so by appearing in court at the date and time of the Enforcement Hearing. No objections were raised at the Enforcement Hearing by any Composition Creditor with regard to the enforcement of the Composition. The Enforcement Hearing also satisfied the requirements for a fairness hearing under Section 3(a)(10).

3.           Court Approval: The District Court approved the Composition on December 18, 2015, a decision which is no longer subject to appeal. The District Court and the Composition Creditors were advised before the Composition Hearing that the District Court’s ruling was the basis for claiming an exemption from registration under Section 5 of the Securities Act by reason of the exemption afforded by Section 3(a)(10).

Furthermore, the U.S. Bankruptcy Court issued an order on March 16, 2016, which recognized and enforced the order of the District Court in the United States and found, among other things, that the Composition is exempt from registration pursuant to Section 3(a)(10). The U.S. Bankruptcy Court held that both the Composition Hearing and the Enforcement Hearing were fairness hearings under Section 3(a)(10). The U.S. Bankruptcy Court and the Composition Creditors were advised before the Enforcement Hearing that the U.S. Bankruptcy Court’s ruling was the basis for claiming an exemption from registration under Section 5 of the Securities Act by reason of the exemption afforded by Section 3(a)(10).

AFFILIATIONS

3. Affiliates

For purposes of this Application only, members of the Winding-up Board and the executive officers of LBI may be deemed to be “affiliates” of LBI.  See Item 4 “Directors and Executive Officers” of this Application for a list of the members of the Winding-up Board and the executive officers of LBI.

The following table lists the other affiliates of LBI as of the date hereof, each a direct or indirect subsidiary of LBI.

Name	Place of Incorporation	Percentage of Voting Securities Owned
Atorka Group hf	Iceland	13%
Betula Funding I B.V.	The Netherlands	0% (LBI is the sole lender to Betula and advises Betula)
Bil ehf	Iceland	100%
Eyrir Invest hf	Iceland	11%
Flugnes ehf	Iceland	100%
Garður ehf	Iceland	36%
Geysir Properties B.V.	The Netherlands	100%
Gjábakki ehf	Iceland	100%
HLÍ8 ehf	Iceland	100%
HLÍ8 hf	Iceland	100%
Kan-ís ehf	Iceland	100%
Korputorg ehf	Iceland	20%
L1013 ehf	Iceland	100%
Landsbanki Guernsey Limited	UK	100%
Landsbanki Holding Europe S.A.	Luxembourg	100%
Landsbanki Mezzanine Fund II	UK	36%
Landsbyggð ehf	Iceland	100%
LÍ - Fjárfesting hf	Iceland	100%
LI Investments AB	Luxembourg	100%
Mynni ehf	Iceland	100%
Ocean Choice International LP	Canada	0% (LBI is the sole lender to the group and effectively controls all cash management through lock box and cash sweep mechanisms; all investment decisions require LBI’s consent)
Rekstrarfélagið hf	Iceland	100%
Stytta ehf	Iceland	100%
Telrec Limited	UK	33%
VCG (Holdings) Limited	UK	90% (LBI has board appointments)

MANAGEMENT AND CONTROL

4.        Directors and Executive Officers

The following table lists the name of, and office held by, each member of the Winding-up Board and each executive officer of LBI as of the date hereof.  The mailing address of each member of the Winding-up Board and each executive officer of LBI is: Álfheimar 74, 2nd Floor, 104 Reykjavík, Iceland.

Name	Office
Halldór Helgi Backman	Member of the Winding Up Board
Kristinn Bjarnason	Member of the Winding Up Board
Herdís Hallmarsdóttir	Member of the Winding Up Board
Ársæll Hafsteinsson	Co-Chief Executive Officer
Pétur Örn Sverrisson	Co-Chief Executive Officer

5.        Principal Owners of Voting Securities

There are no persons owning 10% or more of the voting securities of LBI as of the date hereof.

UNDERWRITERS

6. Underwriters

(a) There were no underwriters for any securities of LBI within the three years prior to the date hereof.

(b) There are no underwriters for the securities proposed to be offered.

CAPITAL SECURITIES

7. Capitalization

(a) The following table lists the authorized and outstanding securities of LBI as of the date hereof.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, par value ISK 1 per share	1,600,000,000 shares	1,600,000,000 shares
Floating Rate Notes due 2009	USD 50,000,000,000	USD 50,000,000,000
Floating Rate Notes due 2009	USD 20,000,000,000	USD 20,000,000,000
Fixed Rate Notes due 3 February 2020	USD 3,000,000,000	USD 3,000,000,000
Floating Rate Notes due 2010	USD 2,100,000,000	USD 2,100,000,000
2.22% Fixed Rate Notes due October 2019	USD 2,000,000,000	USD 2,000,000,000
Fixed Rate Notes due 22 December 2014	USD 2,000,000,000	USD 2,000,000,000
Floating Rate Notes due 14 February, 2011	USD 2,000,000,000	USD 2,000,000,000
Floating Rate Notes due October 2008	USD 1,400,000,000	USD 1,400,000,000
Floating Rate Notes due 2009- Series 47	USD 1,155,000,000	USD 1,155,000,000
Fixed Rate Notes due 10 May 2010	USD 1,065,000,000	USD 1,065,000,000
Floating Rate Notes due December 2009	USD 1,000,000,000	USD 1,000,000,000
Fixed to Floating Rate Notes due 2010	USD 1,000,000,000	USD 1,000,000,000
4.40% Notes due November 2009	USD 900,000,000	USD 900,000,000
Floating Rate Notes due 2010	USD 880,000,000	USD 880,000,000
Floating Rate Notes due 7 March 2012	USD 700,000,000	USD 700,000,000

Floating Rate Notes due January 2010	USD 650,000,000	USD 650,000,000
Floating Rate Note due 2009	USD 500,000,000	USD 500,000,000
Senior Floating Rate Notes due 2012	USD 500,000,000	USD 500,000,000
Fixed Rates Notes due 2011	USD 350,000,000	USD 350,000,000
4.40% Notes due 18 January 2010	USD 300,000,000	USD 300,000,000
Floating Rate Notes due 2012	USD 300,000,000	USD 300,000,000
Periodically Capped Floating Rate Notes due 6 October 2009	USD 300,000,000	USD 300,000,000
Floating Rate Notes due 2010	USD 210,000,000	USD 210,000,000
5.74% Series 2006-1 Tranche A Senior Notes due 2009	USD 200,000,000	USD 200,000,000
Floating Rate Notes due 2009	USD 200,000,000	USD 200,000,000
Floating Rate Notes due 2018	USD 200,000,000	USD 200,000,000
3.00% Notes due 2010	USD 150,000,000	USD 150,000,000
2.25% Notes due 2011	USD 150,000,000	USD 150,000,000
Floating Rate Notes due 2011	USD 150,000,000	USD 150,000,000
Floating Rates Notes due 2011	USD 150,000,000	USD 150,000,000
5.76% Series 2006-1 Tranche B Senior Notes due 2011	USD 80,000,000	USD 80,000,000
Floating Rate Notes due 2010	USD 80,000,000	USD 80,000,000
3.60%/ Constant Maturity Swap Floating Rate Notes due 18 February 2015	USD 75,000,000	USD 75,000,000
Floating Rate Notes due July 2013	USD 65,000,000	USD 65,000,000
Principal Protected Leveraged Equity CFXO Notes due 2038, Series 203	USD 50,000,000	USD 50,000,000
Fixed and Index- linked notes due March 2009	USD 38,100,000	USD 38,100,000
Fixed and Index- linked notes due March 2009	USD 35,000,000	USD 35,000,000
Fixed Rate Notes due March 2011	USD 32,000,000	USD 32,000,000
3.25%/Constant Maturity Swap Floating Rate Notes of 2005 due 18 August 2015	USD 30,000,000	USD 30,000,000
Floating Rate Series 2006-1 Tranche C Senior Notes due 2011	USD 20,000,000	USD 20,000,000
Floating Rate Note due 2018	USD 25,000,000	USD 25,000,000
10Y Range Accrual Taget Note due June 2017	USD 22,350,000	USD 22,350,000
CMS linked Notes due 2016, Series 150	USD 22,000,000	USD 22,000,000
Floating Rate Notes due October 2009	USD 20,000,000	USD 20,000,000
CMS Linked Notes due 2017	USD 17,600,000	USD 17,600,000
Fixed Rate Notes due 17th August, 2012	USD 15,000,000	USD 15,000,000
CMS Linked Notes due 2016, Series 152	USD 13,400,000	USD 13,400,000
4.34% Callable Notes due 2025- Series 131	USD 13,000,000	USD 13,000,000
4.32% Notes due 2010, Series 158	USD 11,400,000	USD 11,400,000
4.28% Notes due 19 November 2010	USD 10,000,000	USD 10,000,000
Fixed Rate notes due October 2008	USD 10,000,000	USD 10,000,000
4.75% Notes due 2013, Series 174	USD 10,000,000	USD 10,000,000
Floating Rate Notes due 31 October 2013	USD 10,000,000	USD 10,000,000

CMS Linked Notes due February 2016	USD 10,000,000	USD 10,000,000
CMS Linked Notes due February 2016	USD 10,000,000	USD 10,000,000
Fixed Rate Notes due May 2012	USD 9,000,000	USD 9,000,000
EUR/USD Linked Notes due 2008, Series 184	USD 8,500,000	USD 8,500,000
CMS linked Notes due 2011, Series 154	USD 8,100,000	USD 8,100,000
Linked Notes due 2010, Series 197; Linked to Sanofi-Aventis	USD 8,000,000	USD 8,000,000
Fixed Rate/CMS Floating Rate Notes of 2015	USD 7,800,000	USD 7,800,000
4.53% Notes due 2012, Series 169	USD 7,500,000	USD 7,500,000
Floating Rate Notes due January 29, 2009	USD 7,000,000	USD 7,000,000
Linked Notes due 2010, Series 196. Linked to DJ Eurostoxx 50, Nikkei 225, S&P 500 and SMI	USD 6,555,000	USD 6,555,000
CMS Linked Floating Rate Notes due 2014	USD 6,100,000	USD 6,100,000
CMS Linked Notes due 20115- Series 76	USD 6,000,000	USD 6,000,000
17 Months Specific Note, Series 180	USD 5,500,000	USD 5,500,000
Zero Coupon Notes due 30 November 2012	USD 5,000,000	USD 5,000,000
3.11% Fixed Rate Notes due 10 November 2008	USD 5,000,000	USD 5,000,000
Fixed Rate Notes due September 2015	USD 5,000,000	USD 5,000,000
Linked Notes due 2010, Series 191. Linked to ENI, Iberdrola and Deutsche Bank	USD 5,000,000	USD 5,000,000
Callable Leveraged Notes due March 2011	USD 5,000,000	USD 5,000,000
Index Linked Notes due 2008	USD 4,600,000	USD 4,600,000
Zero Coupon Notes due 9 December 2009	USD 4,100,000	USD 4,100,000
Floating Rate Notes due October 2013	USD 4,000,000	USD 4,000,000
EUR/USD Linked Notes due 2008, Series 193	USD 3,800,000	USD 3,800,000
5.25% Notes due 2023, Series 175	USD 3,500,000	USD 3,500,000
Fixed Rate/CMS Floating Rate Notes of 2015	USD 3,100,000	USD 3,100,000
Linked Notes due 2008, Series 194. Linked to Wacker Chemie, Nordex AG, Q-cells AG and Renewable Energy	USD 3,000,000	USD 3,000,000
Basket of Underlying Shares Linked Notes due 2015, Series 185	USD 2,975,000	USD 2,975,000
17 Months Specific Note, Series 179	USD 2,500,000	USD 2,500,000
Index Linked Notes due 2009, Series 178	USD 1,900,000	USD 1,900,000
Autocallable Linked Notes due 2010, Linked to Deutsche Bank and Allianz	USD 1,850,000	USD 1,850,000
Linked Notes due 2015, Series 201. Linked to Barclays, Citigroup and RBS	USD 1,400,000	USD 1,400,000
Index Linked Notes due 2010, Series 183	USD 1,397,000	USD 1,397,000
Share Linked Notes, due May 2009	USD 1,320,000	USD 1,320,000
Autocallable Linekd Notes due 2010, Linked to Telefonia S.A. and Banco Santander Central Hispano S.A.	USD 1,200,000	USD 1,200,000
Linked Notes due 2011, Series 200. Linked to Iberdrola, Enel Spa, RWE AG and DJ Eurostoxx 50	USD 1,172,000	USD 1,172,000

Linked Notes due 2009 Series 186, Linked to Inditex, Union Fenosa, Zeltia, Telefonia and Repsol	USD 1,000,000	USD 1,000,000

(a)        None of the securities of LBI listed above, including the ordinary shares, have any voting rights as of the date hereof.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The Bonds will be subject to the Trust Deed (indenture) between the Issuer and Wilmington Trust N.A. (the “U.S. Trustee”) and Wilmington Trust (London) Limited (the “Trustee”), relating to the Composition Claims, filed as Exhibit T3C hereto (the “Trust Deed”).  The following is a general description of certain provisions of the Trust Deed, qualified in its entirety by reference to Exhibit T3C.  All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Trust Deed.  For purposes herein, the term “Trust Deed” shall have the same meaning as “indenture” as defined under Section 303(a)(7) of the TIA.

(A)           Events of Default

The following circumstances amount to events of default under the Conditions of the Bonds:

1.           Failure to Pay or Deliver: the Issuer either (i) fails to make a payment of principal on any Payment Date, to the extent that the Euro Equivalent Available Cash (defined in Condition 9.1 of the Bond Terms and Conditions, attached as Schedule 1 to the Trust Deed) exceeds the Distribution Threshold on the corresponding Determination Date and such failure continues for a period of thirty calendar days, or (ii) fails to deliver Ordinary Shares by the date falling thirty calendar days after the relevant Conversion Date; or

2.           Breach of Obligations: the Issuer does not perform or comply, in any material respect, with any one or more of its other obligations under the Bonds, which default is incapable of remedy or, if capable of remedy, is not remedied within 60 calendar days after the Issuer shall have received written notice of such default by the Trustee, the U.S. Trustee or by one or more Bondholders; or

3.           Insolvency: the Issuer (a) is generally not paying, or admits or declares its inability to pay, its debts as they become due whether such admission or declaration stems from the Issuer or the Financial Supervisory Authority of Iceland (Icelandic: Fjármálaeftirlitið) or any other such regulator where the Issuer operates, (b) files, or consents by answer or otherwise to the filing against it, of a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (c) makes an assignment for the benefit of its creditors, (d) is subjected or consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property (e) is adjudicated as insolvent or to be liquidated or (f) takes corporate action for the purpose of any of the foregoing, (g) becomes subject to winding up procedures, or any analogous procedure or step is taken in any jurisdiction; or

4.           Winding Up and Cessation of Business etc.: an order is made or a resolution is passed for the winding-up or dissolution of the Issuer, or an administrator or a liquidator or other similar person is appointed on respect of the Issuer or any of its respective material assets, or the Issuer has passed a special resolution to have itself wound up or has made an announcement or issued a notice to that effect, or the Issuer ceases or publicly announces an intention to cease to carry on all or substantially all of its business or operations; or

5.           Unlawfulness: it is or will become unlawful for the Issuer to perform or comply with any of its obligations under the Bonds.

(B)           Authentication and Delivery of the Indenture Securities and Application of Proceeds

In general, the Global Certificates will only be valid if executed by the Issuer and authenticated by the Registrar. The Global Certificates will be signed manually or in facsimile by a duly authorized person designated by the Issuer and will be authenticated manually by or on behalf of the Registrar. Definitive Certificates issued by the Issuer will be signed manually or in facsimile by two Directors of the Issuer and will be authenticated manually by or on behalf of the Registrar. The Issuer may use the facsimile signature of a person who at the date such signature was originally produced was such a duly authorized person even if at the time of issue and delivery of the Global Certificates or any Definitive Certificate, (s)he no longer holds that office.

The Registrar or Issuer may also appoint an authenticating agent. If the Registrar appoints an authenticating agent and such authenticating agent is reasonably acceptable to the Issuer, such authenticating agent may authenticate a Global Certificate whenever the Registrar may authenticate such Global Certificate.

The Global Certificates and Definitive Certificates so executed and duly authenticated will be binding and valid obligations of the Issuer.

Upon the execution and delivery of the Trust Deed, the Issuer shall deliver to the Trustee an Officers’ Certificate as to the incumbency and specimen signatures of officers authorized to execute and deliver the Global Certificates or any Definitive Certificate and give instructions under Section 3.3 of the Trust Deed and, as long as Bonds are outstanding under the Trust Deed, shall deliver a similar Officers’ Certificate each year on the anniversary of the date of the first such Officers’ Certificate.

(C)           Release or Release and Substitution of Property Subject to Lien

The Bonds are not secured by any lien on any property.

(D)           Satisfaction and Discharge of Indenture

If at any time—

1.           the Issuer shall have delivered to the Trustee for cancellation all Bonds theretofore authenticated appertaining thereto (other than (i) Bonds which have been destroyed, lost or stolen and which have been replaced or paid; and (ii) Bonds for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust), or

2.           all the Bonds not yet delivered to the Trustee for cancellation (i) shall have become due and payable, or (ii) are by their terms to become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Issuer in the case of (i) or (iii) above shall deposit or cause to be deposited with the Trustee as trust funds the entire amount (other than moneys repaid by the Trustee or any Paying, Transfer and Conversion Agent to the Issuer in accordance with Section 12.4 of the Trust Deed (Return of Unclaimed Moneys)) sufficient to pay at maturity or upon redemption all of the Bonds not therefore delivered to the Trustee for cancellation, including principal and premium, if any, to such date of maturity or date fixed for redemption, as the case may be, and if in either case the Issuer shall also pay or cause to be paid all other sums payable hereunder by the Issuer with respect to the Bonds, then the Trust Deed shall cease to be of further effect with respect to the Bonds, and the Trustee, on demand of and at the cost and expense of the Issuer and subject to Section 13.4 of the Trust Deed (Certificate and Opinion as to Conditions Precedent), shall execute proper instruments acknowledging satisfaction of and discharging the Trust Deed with respect to the Bonds. The Issuer agrees to reimburse the Trustee and the U.S. Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee and the U.S. Trustee in connection with the Trust Deed or the Bonds.

The Issuer will deliver to the Trustee and the U.S. Trustee an Officers’ Certificate and an Opinion of Counsel which together shall state that all conditions precedent herein provided for relating to the satisfaction and discharge of the Trust Deed have been complied with.

Deposited Moneys to be Held in Trust by Trustee or U.S. Trustee

Subject to the provisions of Section 13.10 of the Trust Deed (Provisions as to Paying, Transfer and Conversion Agents), all moneys deposited with the Trustee or the U.S. Trustee pursuant to Section 11 of the Trust Deed (Trustees) shall be held in trust and applied by it to the payment, either directly or through any Paying, Transfer and Conversion Agent (or the Issuer acting as its own paying agent), to the Persons entitled thereto, of all sums due and to become due thereon for principal and premium, if any, for which payment of such money has been deposited with the Trustee or the U.S. Trustee.

Paying, Transfer and Conversion Agents to Repay Moneys Held

In connection with the satisfaction and discharge of the Trust Deed with respect to the Bonds, all moneys with respect to the Bonds then held by any Paying, Transfer and Conversion Agent under the provisions of the Trust Deed shall, upon demand of the Issuer, be repaid to it or paid to the Trustee and thereupon such Paying, Transfer and Conversion Agent shall be released from all further liability with respect to such moneys.

Return of Unclaimed Moneys

Any moneys deposited with or paid to the Trustee or any Paying, Transfer and Conversion Agent for the payment of the principal of and premium, if any, on the Bonds and not applied but remaining unclaimed for two (2) years after the date upon which such principal and premium, if any, shall have become due and payable, shall be repaid to the Issuer by the Trustee or such Paying, Transfer and Conversion Agent on demand, and the holder of such Bonds shall thereafter, as an unsecured general creditor, look only to the Issuer for any payment which such holder may be entitled to collect and all liability of the Trustee or any Paying, Transfer and Conversion Agent with respect to such moneys shall thereupon cease.

(E)           Evidence of Obligor Compliance with the Conditions and Covenants in the Indenture

The Issuer is required to deliver to the Trustee, within ninety (90) days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending on December 31, 2016, and upon a request from the Trustee at any other time, deliver to the Trustee an Officers’ Certificate, which Officers’ Certificate will state:

1.           that the Officers signing such Officers’ Certificate have supervised a review of the activities of the Issuer with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under the Trust Deed during the preceding fiscal year; and

2.           to the best knowledge of each of the Officers signing such Officers’ Certificate—

a.           whether the Issuer has kept, observed, performed and fulfilled each and every covenant contained in the Trust Deed and is not in default in the performance or observance of any of the Conditions or any obligations under the Trust Deed (without regard to any period of grace or requirement of notice provided under the Trust Deed) or, if one or more Defaults or Events of Default have occurred, what events triggered such Defaults or Events of Default and what actions the Issuer is taking or proposes to take with respect to such Defaults or Events of Default; and

b.           whether any event has occurred and remains in existence by reason of which any payment of the principal of, or any delivery of any of the consideration due upon conversion of a Bond is prohibited, and, if any such event has occurred and remains in existence, a description, in reasonable detail, of such event or events and what actions the Issuer is taking or proposes to take with respect to such event or events.

9. Other Obligors

Other than LBI, no other person is an obligor with respect to the Bonds.

Contents of Application for Qualification

This application for qualification comprises —
(a)           Pages numbered 1 to 11, consecutively.
(b)           The statement of eligibility and qualification of each trustee under the trust deed (indenture) to be qualified (included as Exhibit T3C).
(c)           The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit	Description
T3A	Certificate of Incorporation of LBI ehf.

T3B	Articles of Association of LBI ehf.

T3C	Form of Trust Deed (Indenture) between LBI ehf. and Wilmington Trust (London) Limited, as Trustee, and Wilmington Trust N.A., as U.S. Trustee

T3D.1	Findings of the District Court

T3D.2	Findings of the U.S. Bankruptcy Court

T3E	Information Memorandum and Composition Proposal between LBI ehf. and its Composition Creditors

T3F	Trust Indenture Act Cross-Reference Table showing the location of the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a) (included as part of Exhibit T3C)

T3G	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 on Form T-1 for Wilmington Trust N.A. and Wilmington Trust (London) Limited*

* Filed previously.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, LBI ehf., a corporation organized and existing under the laws of Iceland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reykjavík, Iceland on the 18th day of March, 2016.

LBI ehf.

By:	/s/ Halldór Helgi Backman
Name: Halldór Helgi Backman
Title: Director, Winding-up Board

By:	/s/ Kristinn Bjarnason
Name: Kristinn Bjarnason
Title: Director, Winding-up Board

Attest:	/s/ Pétur Örn Sverrisson
Name: Pétur Örn Sverrisson
Title: Co-Chief Executive Officer